Compass Digital Acquisition Corp. 3626 N Hall St, Suite 910 Dallas, Texas 75219 October 13, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Austin Pattan

Re:	Compass Digital Acquisition Corp. Registration Statement on Form S-1 (File No. 333-259502)

Dear Mr. Austin Pattan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 14, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Louis L. Goldberg of Davis Polk & Wardwell LLP at (212) 450-4000 with any questions or comments with respect to this letter.

Sincerely,

Compass Digital Acquisition Corp.

By:	/s/ Abidali Neemuchwala
Name: Abidali Neemuchwala
Title: Chairman and Chief Executive Officer

Via EDGAR

CC: Louis L. Goldberg, Davis Polk & Wardwell LLP